SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: June 24, 2008

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
OF THE SHAREHOLDERS OF
CIMATRON LTD.
(THE “COMPANY”)

HELD ON JUNE 24, 2008

Mr. Ilan Erez, the Chief Financial Officer of the Company, duly appointed by the Board of Directors of the Company, called the Extraordinary General Meeting (the “Meeting”) to order at 10:00 AM (Israeli Time) at the offices of the Company, 11 Gush Etzion Street, Givat Shmuel, Israel, after notice was given in accordance with the Company’s Articles of Association (the “Articles”) to all the Company’s shareholders of record as of May 15, 2008. Mr. Ilan Erez called the roll and announced the presence of the shareholders present at the Meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate 8,568,273 Ordinary Shares, par value NIS 0.10 per share of the Company, constituting 89.62% of the voting power of the Company.

Mr. Ilan Erez declared that the Meeting could be lawfully held and that a quorum was present.

Mr.Ilan Erez was appointed as Chairman of the Meeting.

THE AGENDA:

1.	To assign all of the rights and obligations of Koonras Technologies Ltd. (“Koonras”) under the current management services agreement between the Company and DBSI Investments Ltd. (“DBSI”) and Koonras (the “Management Agreement”) to DBSI, such that DBSI shall provide to the Company all the management services thereunder and receive all fees thereunder.

THE MEETING

The Chairman then presented for consideration of the shareholders the following resolution, all of which were duly adopted as indicated below:

1.	RESOLVED, to approve the assignment of all the rights and obligations of Koonras under the Management Agreement to DBSI, such that DBSI shall provide to the Company all the management services thereunder and receive all fees thereunder.

For: 8,392,601 Ordinary Shares, constituting 97.96% of the shares present in person or by proxy and voting thereon, including the special majority requirements under the Israeli Companies Law.

Against: 55,841 Ordinary Shares, constituting 0.65% of the shares present in person or by proxy and voting thereon.

Abstain: 119,831 Ordinary Shares, constituting 1.39% of the shares present in person or by proxy and voting thereon.

IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

There being no further business, the Meeting was adjourned.

/s/ Ilan Erez

CHAIRMAN - Ilan Erez

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